UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 25, 2017

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contacts in New York
Investor Relations Leandro Perez Castaño, Finance & IR Manager leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations calmagro@tgs.com.ar Tel: (54-11) 4865-9077	Lucía Domville lucia.domville@grayling.com Tel: (646) 284-9416

TGS Files 2016 Annual Report on Form 20-F

Buenos Aires, Argentina, April 25, 2017.  Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL:TGSU2) announced that today it filed its annual report on Form 20-F for the fiscal year ended December 31, 2016 (the “2016 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). The 2016 Annual Report can be accessed by visiting the Company’s website at www.tgs.com.ar as well as on the SEC’s website at www.sec.gov. In addition, shareholders may receive a hard copy of the Company’s complete financial statements free of charge by requesting a copy from Carlos Almagro (calmagro@tgs.com.ar) or Leandro Perez Castaño (leandro_perez@tgs.com.ar) in TGS’s Investor Relations Office at +(54-11) 4865-9050.

TGS is Argentina’s leading transporter of natural gas, as it operates a natural gas pipeline system with a current firm contracted capacity of approximately 2.8 Bcf/d. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is listed on both, the New York and Buenos Aires stock exchanges, under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (under a merger process with Pampa Energía S.A.) which holds 10% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is TMF Trust Company (Argentina) S.A. and whose beneficiary is Petrobras Hispano Argentina S.A. -a wholly owned company by Pampa Energía S.A.- who has a trust shareholding of 40%, and (iii) Grupo Inversor Petroquímica S.L. and PCT LLC, who directly and indirectly jointly with WST S.A. trough PEPCA S.A., own the remaining 50% of CIESA’s shareholding.

/s/ Alejandro M. Basso
Alejandro M. Basso
Chief Financial Officer and Services Vice President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Chief Financial Officer and Services Vice President

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice president

Date: April 25, 2017